

December 27, 2012

Via E-mail
Mr. Vincent J. Calabrese, Jr.
Chief Financial Officer
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148

> **Re:** **F.N.B. Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 001-31940**

Dear Mr. Calabrese:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 4. Securities, page 81

1. We note your disclosures regarding your other-than-temporary impairment policies related to your pooled trust preferred securities. Please address the following as it relates to each of the individual pooled trust preferred securities:

• Deferrals and defaults:

a. Please tell us in detail how you develop your estimate of future deferrals and defaults.

b. Please tell us how you developed your recovery rates on issuers currently deferring interest.

c. Tell us the number and types of entities which have returned to paying status which had previously been deferring.

• Prepayments:

a. Please tell us how you develop the prepayment assumptions.

b. Please tell us if you are aware of any individual bank in a pooled trust preferred security that has prepaid their obligation and the facts and circumstances surrounding the prepayment (was the bank acquired, etc.). If you are not aware of any, please tell us how this fact impacted your prepayment assumption.

c. Please explain to us the redemption provisions (time-based, other special redemption provisions, etc.) of these securities that impact the ability of an individual bank to prepay their obligation and explain how you considered the provisions in your prepayment assumption.

d. Please tell us if these securities have capital replacement covenants and any other covenants restricting or impacting redemption or prepayment, explain the terms of the covenants and tell us how you considered the covenants in your prepayment assumption.

e. Please tell us if banks that were currently deferring interest payments were assumed to prepay their obligations. If so, explain your rationale.

Form 10-Q filed for the Period Ended September 30, 2012

Notes to Consolidated Financial Statements

Loans and Allowance For Loan Losses, page 22

2. We note the significant increase in loans past due 90 days and accruing at September 30, 2012, specifically within the residential mortgages area. Please tell us and revise in future filings, to provide additional discussion addressing the reasons for the increase. Further, your accounting policy indicates that loans are placed on non-accrual status and interest is discontinued generally when principal or interest is due and has remained unpaid for 90 to 180 days depending on the loan type. Please tell us and revise in future filings to address the specific policy for residential mortgage loans.

3. In regard to the activity in the ALLL table presented on page 30, please tell us and revise in future filings, to provide a discussion which addresses the basis for the reversal of the allowance for loans losses within the Commercial Real Estate- Florida category which occurred during fiscal 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Assets, page 68

4. Please revise, in future filings, to provide a table which discloses nonperforming loans by loan type for each of the periods presented.

5. Please revise, in future filings, to provide a table which discloses troubled debt restructurings (i.e TDRs) by loan type for both performing and nonperforming TDR's for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3321.

Sincerely,

/s/ Amit Pande   for

David Irving
Reviewing Accountant